Filed Pursuant to Rule 433
Registration Statement No. 333-140456
Dated February 9, 2007
PRESS RELEASE
February 9, 2007
Eksportfinans ASA prices 5-year Strategic Global Benchmark transaction
On 7th February, Eksportfinans ASA (Aaa/ AA+/ AAA) came to the market with its first USD benchmark transaction of 2007, a 5-year, USD 1 billion in Global format.
The issue was joint-lead managed and underwritten by Goldman Sachs International, J.P. Morgan Securities Ltd and Nomura International plc.
The issue provides investors with a 5.00 per cent semi-annual coupon at an issue price of 99.738%, equivalent at pricing to a spread of 33 basis points over the current 5 year US Treasury benchmark bond, and matures on 14th February 2012.
The transaction, the first 5-year in the Sovereign/ Supranational/ Agency space in 2007, successfully went from mandate to pricing in just over 24 hours. The book was distributed 41% to USA, 34% to Europe and Middle East as well as 25% to Asia. Tor Johansen, President & CEO added, “This is a ratification of our aggressive approach to investor marketing across the globe. We use considerable resources to educate investors on the quality of our credit and are very happy to see just how worthwhile these efforts are.”
The Co-Leads and the Selling Group consisted of US-based financial institutions only, reflecting the importance of the US investor base for Eksportfinans. Executive Vice President and Director of Treasury, Søren Elbech explained, “Our syndicate was chosen for strategic reasons. Each member of the group was given the opportunity to contribute to the transaction, an approach which allows individual houses to draw on the strength of their own relationship base”. The group consisted of FTN Financial as Senior Co-Lead, Bear Stearns and Jefferies as Co-Leads, as well as Bank of America, Merrill Lynch, Morgan Stanley and Wachovia in the Selling Group.
Eksportfinans ASA — the joint institution of banks incorporated and/or operating in Norway and the Norwegian Government — is the only specialized provider of long term export credits from Norway. Eksportfinans provides loans on commercial as well as on officially supported terms. Eksportfinans is the sole and exclusive operator of the Norwegian Government supported export credit scheme. Eksportfinans also provides funding to the local government sector through its wholly owned subsidiary Kommunekreditt Norge AS. Eksportfinans’ head office is situated in Oslo, Norway.
The net proceeds of the offering will be used to finance new export credits from Eksportfinans, as well as new lending to the local government sector.
Eksportfinans has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Eksportfinans has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, Eksportfinans, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Nomura collect at +44 (0)207 521 5652, or Goldman Sachs International toll free at 1-866-471-2526.
The prospectus and prospectus supplement for the US MTN Program meeting the requirements of the US Securities Act of 1933 may also be obtained from Eksportfinans ASA, Dronning Mauds gate 15, 0250 Oslo, Norway tel. +47 22 01 22 00, fax: +47 22 01 22 02, e-mail: funding@eksportfinans.no.
Contact persons: Søren Elbech, Director of Treasury.
Phone: +47 93 25 35 61, email: soe@eksportfinans.no
Elise Lindbæk, Head of Information,
Phone: +47 22 01 22 64/+47 90 51 82 50, email: el@eksportfinans.no